Exhibit 99.1

Gravitas Education Holdings, Inc. Announces ADS Ratio Change

BEIJING, Oct. 20, 2023 /PRNewswire/ -- Gravitas Education Holdings, Inc. (NYSE: GEHI) (“GEHI” or the “Company”), a leading early childhood education service provider in China, today announced that it plans to change the ratio of its American Depositary Shares (“ADS(s)”) to its Class A ordinary shares (“Share(s)”) from one (1) ADS representing twenty (20) Shares to one (1) ADS representing ten (10) Shares (the “ADS Ratio Change”). The Company anticipates that the ADS Ratio Change will be effective on or about October 31, 2023 (the “Effective Date”).

For the Company’s ADS holders, the change in the ADS ratio will have the same effect as a one-for-two forward ADS split, with registered holders of the Company’s ADSs held via the Direct Registration System or in the Depository Trust Company as of October 30, 2023, receiving, on the Effective Date, one additional ADS for each ADS held. Citibank, N.A., the depositary bank of the Company’s ADS program, will arrange for the distribution of additional ADSs issuable pursuant to the ADS Ratio Change to registered holders of the Company’s ADSs. The Company’s ADS holders need not take any action with regards to the ADS Ratio Change. The Company’s ADSs will continue to be traded on the NYSE under the symbol “GEHI.” The ADS Ratio Change will have no impact on the Company’s underlying ordinary shares, and no ordinary shares will be issued or cancelled in connection with the ADS Ratio Change.

The Company previously announced that the Company’s board of directors approved a special cash dividend in the amount arranging from US$11.256 to US$12.17 per ADS, or from US$0.5628 to US$0.6085 per Share. As a result of the ADS Ratio Change, the dividend to be distributed per ADS will also change accordingly on a pro rata basis.

About Gravitas Education Holdings, Inc.

Founded on the core values of “Care” and “Responsibility,” “Inspire” and “Innovate,” Gravitas Education Holdings, Inc. (formerly known as RYB Education, Inc.) is a leading early childhood education service provider in China. Since opening its first play-and-learn center in 1998, the Company has grown and flourished with the mission to provide high-quality, individualized and age-appropriate care and education to nurture and inspire each child for his or her betterment in life. During its two decades of operating history, the Company has built itself into a well-recognized education brand and helped bring about many new educational practices in China’s early childhood education industry. GEHI’s comprehensive early childhood education solutions meet the needs of children from infancy to 6 years old through structured courses at kindergartens and play-and-learn centers, as well as at-home educational products and services.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s brand recognition and market reputation; student enrollment in the Company’s teaching facilities; the Company’s growth strategies; its future business development, results of operations and financial condition; trends and competition in China’s early childhood education market; changes in its revenues and certain cost or expense items; the expected growth of the Chinese early childhood education market; Chinese governmental policies relating to the Company’s industry and general economic conditions in China. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

CONTACT: Gravitas Education Holdings, Inc., Investor Relations, E-mail: ir@geh.com.cn